EXHIBIT 12

OHIO POWER COMPANY AND SUBSIDIARY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2009	2010	2011	2012	2013
EARNINGS
Income Before Income Taxes	$890,471	$842,922	$678,690	$487,817	$635,650
Fixed Charges (as below)	283,540	269,886	248,026	245,446	215,548
Total Earnings	$1,174,011	$1,112,808	$926,716	$733,263	$851,198

FIXED CHARGES
Interest Expense	$241,134	$242,000	$221,976	$213,100	$182,046
Credit for Allowance for Borrowed Funds Used During Construction	16,506	3,786	2,350	9,046	10,102
Estimated Interest Element in Lease Rentals	25,900	24,100	23,700	23,300	23,400
Total Fixed Charges	$283,540	$269,886	$248,026	$245,446	$215,548

Ratio of Earnings to Fixed Charges	4.14	4.12	3.73	2.98	3.94